Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

August 8, 2022

COMPANY ANNOUNCEMENT
No. 11/2022
Copenhagen, 8 August 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR TO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Publication of offer document by Noble Corporation plc and statement by Maersk Drilling’s Board of Directors in connection with the business combination between Maersk Drilling and Noble Corporation

With reference to Maersk Drilling’s company announcement no. 10/2022 regarding a voluntary public share exchange offer (the "Exchange Offer") to be made by Noble Corporation plc (“Topco”) to the shareholders of The Drilling Company of 1972 A/S ("Maersk Drilling"), Topco has today published an offer document (the "Offer Document") in accordance with section 4(2) and 21 of the Danish Executive Order no. 636 of 15 May 2020 on takeover bids (the "Danish Takeover Order"), setting out the full terms and conditions to the Exchange Offer. Topco’s announcement is attached to this announcement.

The Board of Directors of Maersk Drilling has prepared a statement regarding the Exchange Offer (the "Board Statement") in accordance with Section 22 of the Danish Takeover Order. As described in the Board Statement, the Board of Directors of Maersk Drilling unanimously recommends that Maersk Drilling shareholders accept the Exchange Offer. Reference is made to the full Board Statement available in both Danish and English at investor.maerskdrilling.com.

Maersk Drilling’s Chairman of the Board of Directors, Claus V. Hemmingsen, said: “The combination with Noble carries strong industry logic. Together we are creating a differentiated provider of offshore drilling services, which will be able to enhance the customer experience through increased scale, global reach, and industry-leading innovation. The combination will create value for all shareholders and will offer investors a unique opportunity to benefit from the market recovery, a robust financial position and strong free cash flow potential, all paving the way for the potential return of capital to shareholders. The Board of Directors unanimously recommends that Maersk Drilling shareholders accept the offer and observe the timeline and required actions for accepting the offer.”

Summary of the Exchange Offer

•	Topco is offering each Maersk Drilling shareholder 1.6137 newly and validly issued, fully paid and non-assessable A ordinary shares of $0.00001 each of Topco, rounded down to the nearest whole number and delivered in the form of share entitlements, ("Topco Shares") as consideration for each tendered Maersk Drilling share (the "Exchange Ratio").

•	In addition, Topco is offering each Maersk Drilling shareholder the opportunity to elect to receive Cash Consideration (as defined below) in lieu of their entitlement to certain Topco Shares, up to the amount of USD 1,000 per Maersk Drilling shareholder, payable in DKK, subject to an aggregate cash consideration cap of USD 50 million.

•	The Exchange Offer is subject to customary conditions, including obtainment of approvals, permits and consents by relevant regulatory authorities, as well as Topco obtaining acceptances, or otherwise acquiring shares, representing at least 80% of the outstanding share capital and voting rights of Maersk Drilling, excluding any Maersk Drilling treasury shares

•	The Board of Directors of Maersk Drilling unanimously recommends that Maersk Drilling shareholders accept the Exchange Offer.

•	APMH Invest A/S, holding approximately 42% of Maersk Drilling’s total share capital and voting rights, has irrevocably undertaken to accept the Exchange Offer, and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond and Den A.P. Møllerske Støttefond, holding in aggregate approximately 12% of Maersk Drilling’s total share capital and voting rights, have expressed their intention to accept the Exchange Offer.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

•	The business combination has been approved with the requisite majority by the shareholders of Noble Corporation (“Noble”) at a general meeting held on 10 May 2022.

•	The offer period for the Exchange Offer will commence on 10 August 2022 and will expire on 8 September 2022 at 23:59 (CEST) unless extended by Topco in accordance with applicable law, rules and regulations and the terms and conditions set out in the Offer Document (the "Offer Period").

•	The combined company will be named Noble Corporation plc, and all its shares will be listed on the New York Stock Exchange and admitted to trading and official listing on Nasdaq Copenhagen.

Offer consideration

In exchange for each Maersk Drilling share of nominally DKK 10.00, Topco will be offering 1.6137 Topco Shares, with a nominal value of USD 0.00001 per share, as the share consideration (the "Share Consideration"). The Topco Shares will be delivered in the form of share entitlements and reference is made to Topco’s announcement as attached as well as the Offer Document and an exemption document published on 8 August 2022 (the “Exemption Document”) for a further description hereof.

In addition to the Share Consideration, Topco will be offering each Maersk Drilling shareholder who accepts the Exchange Offer the opportunity to elect to receive consideration in cash in lieu of certain Topco shares ("Cash Consideration", and an election to receive cash, a "Cash Election"), subject to an aggregate cash consideration cap of USD 50 million (the "Cash Consideration Cap"). Any Maersk Drilling shareholder making a Cash Election will receive, as applicable, (i) USD 1,000 for the applicable portion of the Maersk Drilling shareholder in question’s Maersk Drilling shares, or (ii) the amount corresponding to the total value of their holding of Maersk Drilling shares if such shareholding represents a value of less than USD 1,000 in the aggregate, in each case subject to any reduction under the Cash Consideration Cap. Any Maersk Drilling shareholder holding Maersk Drilling shares exceeding a value of USD 1,000 in the aggregate cannot elect to receive less than USD 1,000 in Cash Consideration if such shareholder makes a Cash Election. The Cash Consideration will be payable in DKK with such amount payable in DKK translated from USD. In the event the aggregate Cash Consideration to be paid in the Exchange Offer exceeds the Cash Consideration Cap, each Maersk Drilling shareholder having made the Cash Election shall receive its pro rata portion of the Cash Consideration and receive Share Consideration in respect of the remainder of their tendered Maersk Drilling Shares.

In order to facilitate settlement of the Exchange Offer, Maersk Drilling shareholders will, upon acceptance of the Exchange Offer, receive a number of interim acceptance shares issued in the interim ISIN code DK0061803103 (the "Acceptance Shares") in exchange for and corresponding to the number of Maersk Drilling shares tendered in the Exchange Offer. Following the expiration of the Offer Period, the holders of Acceptance Shares may choose to exercise the Cash Election (as defined above), whereby all or some of the Acceptance Shares will be exchanged for interim cash acceptance shares issued in the separate interim ISIN code DK0061803293, and representing a right to receive Cash Consideration (the "Cash Acceptance Shares"). The Acceptance Shares and the Cash Acceptance Shares have been conditionally approved for trading on Nasdaq Copenhagen A/S. For further information on the Acceptance Shares and Cash Acceptance Shares, reference is made to the announcement made by Topco appended to this announcement.

Offer timeline and conditionality

The Offer Period will commence on 10 August 2022 and will expire on 8 September 2022 at 23:59 (CEST). However, the Offer Period may be extended in accordance with the terms and conditions in the Offer Document. In case the Offer Period is extended, Topco will publish a supplement to the Offer Document.

Completion of the Exchange Offer and of the business combination between Noble and Maersk Drilling is subject to certain conditions being satisfied or waived by Topco (in its sole discretion), including the receipt of approval from the UK Competition and Markets Authority, as well as Topco having obtained acceptances, or otherwise having acquired shares, representing at least 80% of the outstanding share capital and voting rights of Maersk Drilling, excluding any Maersk Drilling treasury shares.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

The indicative timetable below sets out certain important dates with regard to the Exchange Offer:

10 August 2022	Commencement of Offer Period
10 August 2022	First day of trading of the Acceptance Shares on Nasdaq Copenhagen
8 September 2022 at 23:59 CEST	Expected expiration of the Offer Period
9 September 2022	Expected announcement of the preliminary result of the Exchange Offer
12 September 2022	Commencement of the period to make a Cash Election
12 September 2022	First day of trading of the Cash Acceptance Shares
13 September 2022	Announcement of the final result of the Exchange Offer
26 September 2022	Expiration of the period for making a Cash Election
28 September 2022	Last day of trading of Acceptance Shares and Cash Acceptance Shares
3 October 2022	Completion of the Exchange Offer
3 October 2022	First day of trading of the Topco Shares, in the form of share entitlements, on Nasdaq Copenhagen

If the Offer Period is extended, the dates referred to herein may also be extended accordingly.

Subject to completion of the Exchange Offer, Topco intends to delist the Maersk Drilling shares from Nasdaq Copenhagen at an appropriate time and to the extent permitted by Nasdaq Copenhagen. Further, if Topco holds more than 90% of all Maersk Drilling shares and voting rights (excluding treasury shares) upon completion of the Exchange Offer, Topco intends to initiate and complete a compulsory purchase of the remaining minority Maersk Drilling shares in accordance with the Danish Companies Act.

Access to Offer Document and acceptance form

Topco has published the Offer Document including the acceptance form in both Danish and English, as well as a short form brochure in Danish, which are available at www.noblecorp.com and investor.maerskdrilling.com, subject to regulatory restrictions in certain jurisdictions.

Topco has also published the Exemption Document, containing, among other relevant information, a description of the business combination and its impact on Maersk Drilling and Noble, which is available at www.noblecorp.com and investor.maerskdrilling.com, subject to regulatory restrictions in certain jurisdictions. The Maersk Drilling shareholders are urged to read all relevant information regarding the Exchange Offer.

Advisors

Ducera Partners LLC and DNB Bank ASA are serving as financial advisors and Kirkland & Ellis LLP, Plesner Advokatpartnerselskab, and Travers Smith LLP are serving as legal counsel to Noble.

J.P. Morgan Securities plc is acting as sole financial advisor and Davis Polk & Wardwell London LLP, Gorrissen Federspiel Advokatpartnerselskab and Allen & Overy LLP are serving as legal counsel to Maersk Drilling.

For further information, please contact:

Michael Harboe-Jørgensen
Head of Investor Relations
+45 23 28 57 33
Michael.harboe-jorgensen@maerskdrilling.com

Kristoffer Apollo
Head of Media Relations
+45 27 90 31 02
Kristoffer.apollo@maerskdrilling.com

About Maersk Drilling

With 50 years of experience operating in the most challenging offshore environments, Maersk Drilling (CSE:DRLCO) provides responsible drilling services to energy companies worldwide. Headquartered in Denmark, Maersk Drilling owns and operates a fleet of offshore drilling rigs and specialises in harsh environment and deepwater operations. For more information about Maersk Drilling, visit www.maerskdrilling.com.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

About Noble

Noble (NYSE: NE) is a leading offshore drilling contractor for the oil and gas industry.  Noble owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry.  Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921.  Currently, Noble performs, through its subsidiaries, contract drilling services focused largely on ultra-deepwater and high-specification jackup drilling opportunities in both established and emerging regions worldwide.  Additional information on Noble is available at www.noblecorp.com.

About Topco

Topco is a public limited company formed under the laws of England and Wales and is an indirect, wholly owned subsidiary of Noble. To date, Topco does not own any material business assets or operate any business. Upon consummation of the business combination with Maersk Drilling, Topco will be listed on the New York Stock Exchange and Nasdaq Copenhagen A/S, and Topco will own the businesses of Noble, Maersk Drilling and their respective subsidiaries. For additional information on Topco, visit www.noblecorp.com.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Forward-Looking Statements

This communication may include forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed transaction, including the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. Forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. Any such forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Any such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from any forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, including those described herein, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability of Topco to list the Topco shares on NYSE or the Nasdaq Copenhagen, (ix) volatility in the price of Topco’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, and (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that we have anticipated.

Any forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble and Topco with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Additional Information and Where to Find It

In connection with the proposed business combination, Topco has filed a Registration Statement on Form S-4 with the SEC that includes (1) a proxy statement of Noble that also constitutes a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares Topco has also filed an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). The registration statement on Form S-4, as amended, was declared effective by the SEC on April 11, 2022. In addition, on 8 August 2022, the Danish Financial Supervisory Authority approved the publication of the Exemption Document and the Offer Document in connection with the Exchange Offer. Topco published the Exemption Document and the Offer Document on 8 August 2022.This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination.

INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders are able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Important Notice

This announcement is for information purposes only and does not constitute or contain any invitation, solicitation, recommendation, offer or advice to any person to subscribe for or otherwise acquire or dispose of any securities of Noble, Maersk Drilling or Topco. Final terms and further provisions regarding the Exchange Offer are disclosed in the Offer Document, the Exemption Document and in documents filed or that will be filed with the SEC. Investors and Maersk Drilling Shareholders, or holders of such instruments conferring a right to directly or indirectly acquire Maersk Drilling Shares, are strongly encouraged to read the Offer Document, the Exemption Document and all other documents related to the Exchange Offer as soon as they are published because these documents contain or will contain important information.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Denmark and the United States that would permit a public offering of shares in Topco, the Topco Shares, the Acceptance Shares or Cash Acceptance Shares, or permit possession or distribution of the Offer Document and/or the Exemption Document or any advertising material relating to the shares in Topco, the Topco Shares the Acceptance Shares or Cash Acceptance Shares, except as described in the Offer Document or the Exemption Document.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION BETWEEN NOBLE AND MAERSK DRILLING OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE EXEMPTION DOCUMENT, THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

In any member state of the European Economic Area other than Denmark (each a "Relevant State"), this announcement, including any attachments hereto, is only addressed to, and is only directed at Maersk Drilling Shareholders in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including qualified investors, within the meaning of the Prospectus Regulation.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

This announcement, including any attachments hereto, has been prepared on the basis that all offers of Topco Shares, Acceptance Shares and Cash Acceptance Shares offered in the Exchange Offer, other than the offer contemplated in Denmark, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus for offers of Topco Shares, Acceptance Shares and Cash Acceptance Shares. Accordingly, any person making or intending to make any offer within a Relevant State of Topco Shares, Acceptance Shares or Cash Acceptance may only do so in circumstances in which no obligation arises for Topco to produce a prospectus for such offer. Topco has not authorised, and Topco will not authorise, the making of any offer of Topco Shares, Acceptance Shares or Cash Acceptance Shares through any financial intermediary, other than offers made by Topco which constitute the final offer of Topco Shares, Acceptance Shares and Cash Acceptance Shares as contemplated through the Exchange Offer.

The Topco Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer have not been, and will not be, offered to the public in any Relevant State. Notwithstanding the foregoing, an offering of the Topco Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer may be made in a Relevant State: (i) to any qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per Relevant State (other than qualified investors as defined in the Prospectus Regulation); (iii) to investors who acquire Topco Shares, Acceptance Shares and Cash Acceptance Shares for a total consideration of at least EUR 100,000 per investor, for each separate offer; and (iv) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, subject to obtaining the prior consent of Topco and provided that no such offer of Topco Shares, Acceptance Shares or Cash Acceptance Shares shall result in a requirement for the publication by Topco of a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplementary prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of the foregoing paragraph, the expression an "offer to the public" in relation to any Topco Shares, Acceptance Shares or Cash Acceptance Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the Exchange Offer as to enable an investor to decide to participate in the Exchange Offer.

In the United Kingdom, this announcement, including any attachments hereto, is only addressed to and directed at persons who are (a) both "qualified investors" (within the meaning of the UK version of the Prospectus Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and either(i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "FSMA Order"); or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the FSMA Order; and/or (b) persons to whom it may otherwise lawfully be communicated to, including under the FSMA Order (all such persons (a) and (b) together being referred to as "U.K. Relevant Persons"). Any investment activity to which this announcement, including any attachments hereto, is only available to U.K. Relevant Persons. Any person who is not a U.K. Relevant Person should not act on or rely on this announcement, including any attachments hereto, or any of its contents.

The Exchange Offer and this announcement, including any attachments hereto, are subject to the laws of Denmark. The Exchange Offer relates to the securities of a Danish company and is subject to the disclosure requirements applicable under Danish law, which may be different in material aspects from those applicable in the United States, the United Kingdom or any other applicable jurisdiction.

The Exchange Offer is being made in the U.S. pursuant to Section 14(e) of, and Regulation 14E promulgated under, the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of Danish law. The Exchange Offer is not subject to Section 14(d)(1) of, or Regulation 14D promulgated under, the Exchange Act. Maersk Drilling is not currently subject to the periodic reporting requirements under the Exchange Act and is not required to, and does not, file any reports with the SEC thereunder.

The Exchange Offer is made to Maersk Drilling Shareholders who are residing in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on the same terms and conditions as those made to all other Maersk Drilling Shareholders to whom the Exchange Offer is made. Any information documents are being disseminated to Maersk Drilling Shareholders who are resident in the United States, or who are U.K. Relevant Persons, on a basis reasonably comparable to the method that such documents are provided to the other Maersk Drilling Shareholders.

In addition, the procedures for the tender of Maersk Drilling Shares and settlement of the consideration due to each Maersk Drilling Shareholder who accepts the Exchange Offer will be carried out in accordance with the rules applicable in Denmark, which may differ in material aspects from the rules and procedures applicable to a tender offer for the securities of a domestic company in the United States or the United Kingdom, in particular with respect to withdrawal rights, offer timetable, settlement procedures and the payment date of the securities.

This announcement, including any attachments hereto, does not comprise a prospectus for the purposes of the U.K. Prospectus Regulation and has not been approved by or filed with the Financial Conduct Authority in the United Kingdom.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

If Topco obtains the requisite number of Maersk Drilling Shares, each Maersk Drilling Shareholder residing in the United Kingdom who is not a U.K. Relevant Person may have their Maersk Drilling Shares compulsorily acquired under the compulsory purchase provisions of the Danish Companies Act.

The Exchange Offer is not being made, and the Maersk Drilling Shares will not be accepted for purchase from or on behalf of persons, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Document and/or the Exemption Document. Persons obtaining the Offer Document and/or the Exemption Document and/or into whose possession the Offer Document and/or the Exemption Document comes are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Topco nor any of its advisors accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who intends to forward the Offer Document and/or the Exemption Document or any related document to any jurisdiction outside Denmark should inform themselves of the laws of the relevant jurisdiction and should also carefully read the information contained in the Offer Document and the Exemption Document, before taking any action. The distribution of the Offer Document and/or the Exemption Document in jurisdictions other than Denmark may be restricted by law, and, therefore, persons who come into possession of the Offer Document and/or the Exemption Document should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

Any failure to comply with these restrictions may constitute a violation of applicable securities laws. It is the responsibility of all persons obtaining the Offer Document, the Acceptance Form included as Appendix 1 in the Offer Document, the Exemption Document and/or other documents relating to the Offer Document and/or the Exemption Document or to the Exchange Offer or into whose possession such documents otherwise come, to inform themselves of and observe all such restrictions. Any recipient of the Offer Document and/or the Exemption Document who is in any doubt in relation to these restrictions should consult his or her professional advisors in the relevant jurisdiction. Neither Topco nor the financial advisors to Noble accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

In accordance with normal Danish practice and subject to the requirements of Danish law, Topco or any entity acting in concert with Topco and any of their respective nominees or brokers (acting as agents or in a similar capacity), may from time to time make certain purchases of, or arrangements to purchase, Maersk Drilling Shares or securities that are convertible into, exchangeable for or exercisable for Maersk Drilling Shares outside the Exchange Offer, before or during the period in which the Exchange Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, in each case, to the extent permissible under law (include Rule 14e-5 under the Exchange Act). Any information about such purchases will be announced through Nasdaq Copenhagen A/S and relevant electronic media if, and to the extent, such announcement is required under applicable Danish law, rules or regulations. In addition, in the ordinary course of business, the financial advisors to Topco, Noble, any entity acting in concert with Topco, or Danske Bank as settlement agent, and their respective affiliates, may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity financial instruments (or related derivative financial instruments) and other types of financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and financial instrument activities may involve securities and/or instruments of Maersk Drilling.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com